Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

December 6, 2018

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Lopez
                 Staff Attorney

Re:    Youngevity International, Inc.
          Registration Statement on Form S-3
          File No: 333-227866

Ladies and Gentlemen:

Youngevity International, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-227866), to become effective on Monday, December 10, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

Youngevity International, Inc.

By: /s/ Stephan Wallach
Name: Stephan Wallach
Title: Chief Executive Officer

cc: David Briskie, Chief Financial Officer of Youngevity International, Inc.
      Leslie Marlow, Esq., Gracin & Marlow, LLP
      Patrick J. Egan, Esq., Gracin & Marlow, LLP